EXHIBIT 12.1

Murphy Oil Corporation and Consolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges (unaudited)

(Thousands of Dollars)

	Nine Months Ended Sept. 30, 2004	Year Ended December 31,
		2003	2002	2001	2000	1999
Income from continuing operations before income taxes	$593,859	374,205	122,067	437,342	406,086	153,185
Distributions (less than) greater than equity in earnings of affiliates	(3,205)	(209)	(3)	(365)	(34)	64
Previously capitalized interest charged to earnings during period	10,737	10,457	7,748	3,450	3,507	3,146
Interest and expense on indebtedness, excluding capitalized interest	27,242	20,511	26,968	19,006	16,337	20,274
Interest portion of rentals*	5,770	9,857	9,445	7,953	5,808	3,267

Earnings before provision for taxes and fixed charges	$634,403	414,821	166,225	467,386	431,704	179,936

Interest and expense on indebtedness, excluding capitalized interest	27,242	20,511	26,968	19,006	16,337	20,274
Capitalized interest	15,083	37,240	24,536	20,283	13,599	7,865
Interest portion of rentals*	5,770	9,857	9,445	7,953	5,808	3,267

Total fixed charges	$48,095	67,608	60,949	47,242	35,744	31,406

Ratio of earnings to fixed charges	13.2	6.1	2.7	9.9	12.1	5.7

*	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

Ex. 12 -1